Form AW

Medzed, Inc.
c/o   Daniel R. MacLean
7900 East Union Avenue Suite 1100
Denver Colorado 80237

(303) 217-4556

Registration Number: 333-148719

Medzed, Inc.
c/o   Daniel R. MacLean
7900 East Union Avenue Suite 1100
Denver Colorado 80237

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Application for Withdrawal of Form S-1A Registration Statement of Medzed, Inc. file No. 333-148719

Ladies/Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Medzed, Inc. (the "Company") hereby makes application to withdraw Amendment to its Registration Statement on Form S-1/A, File No. 333-148719 (the "Registration Statement"), together with all exhibits and amendments thereto. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2008. The Registration Statement has not been declared effective, and no securities have been offered or sold under the Registration Statement.

The Company’s filing service mistakenly filed the Report of the Independent Registered Accounting Firm as the consent required to be filed as Exhibit 23.1.  The Company wishes to withdraw the Registration Statement in order to re-file the Registration Statement with the correct document required to be attached as Exhibit 23.1.

The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

If you have any comments or questions regarding the foregoing, please contact the Company at its address and telephone number listed above, and all inquiries will be directed to the Company’s legal counsel for response.

Thank you.

Very truly yours,

MEDZED, INC.

By: /s/ Daniel R. MacLean
Name: Daniel R. MacLean,
Title: President